UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [x]  Form 40-F  [ ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein reference herein is a convenience translation into English of a notice to be published by the Registrant on March 20, 2014 in two daily Israeli newspapers containing a Notice of Annual General Meeting of Shareholders. The attached notice will be published pursuant to the requirements of the Israeli law, and the original version is in Hebrew. The notice is attached for information purposes only and does not constitute a proxy solicitation on behalf of the Registrant. The Registrant’s proxy solicitation materials for distribution in the United States will be furnished separately on or about March 26, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2014	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher —————————————— Dror Ben-Asher Chief Executive Officer

Convenience Translation from Hebrew

REDHILL BIOPHARMA LTD.

(the "Company")

Notice is hereby given that the annual meeting of shareholders of the Company will be held on Wednesday, April 30, 2014 at 10:00 Israel time (the “Meeting”), at the Company’s offices located at 21 Ha'arba'a Street, Floor 16, Tel Aviv.

The agenda of the Meeting shall be as follows:

1.	Discussion regarding financial statements of the Company as of December 31, 2013.

2.
To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2014 and for an additional period until the next General Meeting; to authorize the Board and the Audit Committee to determine the auditors’ fees;

3.	To re-elect Mr. Dror Ben-Asher and Mr. Ori Shilo to the Board of the Company;

4.
To approve the re-election of Ms. Alicia Rotbard and Mr. Ofer Tsmichi to serve as external directors of the Company for a term of three years and approval of Ms. Rotbard's and Mr. Tsmichi's Compensation;

5.	To approve the employment of Dror Ben-Asher as the Company's Chairman of the Board and the Company's CEO;

6.	To approve the terms of employment of the Company's Chairman of the Board and the Company's CEO, Mr. Dror Ben-Asher;

7.	To approve the terms of employment of the Company's Deputy CEO, Finance and Operations, Mr. Ori Shilo;

8.	To approve the terms of compensation for the non-executive directors of the Company;

9.	To approve grants of options to purchase shares in the Company to the non-executive directors of the Company.

A copy of the proxy statement and the proxy card attached will be available for review at the Company's offices from Sunday-Thursday, at normal business hours, following a prior coordination scheduled by phone at 03-5413131, from March 26, 2014 and until the date of the Meeting, as well as on the website for the Israeli Securities Authority: www.magna.isa.gov.il and the website of the Tel Aviv Stock Exchange Ltd. at maya.tase.co.il.

The record date for determining the right of a shareholder of the Company to participate and vote at the Meeting will be the end of the business day on Tuesday, March 25, 2014. The final date to submit a Position Statement to the Company will be Friday, April 4, 2014, at 10:00 Israel time. The last date to submit a voting instrument will be Monday, April 28, 2014 at 10:00 Israel time.

Postponement of Meeting - If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at another time and place prescribed by the Board in a notification to the shareholders.

Redhill Biopharma Ltd.